Exhibit 2

Rinker Group Limited

Half Year Reporting

Half Year ended 30 September 2006

Rinker Group Limited    ABN 53 003 433 118

Results for announcement to the market

Half Year Ended 30 September 2006

	US$ MILLION	US$ MILLION
Half year ended 30 September	2006	2005

Revenue from ordinary activities	2,865.0	2,550.2
% increase on prior period	12.3%

Profit from ordinary activities after tax attributable to members of Rinker Group Limited	410.4	365.5
% increase on prior period	12.3%

Net profit attributable to members of Rinker Group Limited	410.4	365.5
% increase on prior period	12.3%

	A$ cents per share
	2006	2005

Interim dividend per share:
The directors declared the following interim dividend on 9 November 2006 (60% franked at 30% tax rate) and 9 November 2005 (60% franked at 30% tax rate):	16	14

Record date:

Registrable transfers received by 24 November 2006 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

	US$ cents per share
Half year ended 30 September	2006	2005

Diluted earnings per share	45.3	39.2

This document represents information provided pursuant to Listing Rule 4.2A of the Australian Stock Exchange. The information should be read in conjunction with Rinker’s most recent annual financial report, the Full Financial Report for the year ended 31 March 2006.  Members wishing to receive the Full Financial Report may obtain a copy from our internet site at www.rinkergroup.com or by contacting Rinker Investor Relations.

Rinker Group Limited

Half Year Report for the Half Year Ended 30 September 2006

RINKER GROUP LIMITED AND ITS CONTROLLED ENTITIES

PERFORMANCE HIGHLIGHTS

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2006	2005

OPERATING RESULTS
Trading revenue	2,865.0	2,550.2
Earnings before interest and tax (EBIT)	649.5	566.9
Earnings before interest, tax, depreciation and amortisation (EBITDA)	759.6	670.2
Net profit attributable to members	410.4	365.5

SHARES
Diluted earnings per share (EPS) [US$ cents]	45.3	39.2
Interim dividend per share [A$ cents]	16.0	14.0
EBIT/Trading revenue ratio [%]	22.7	22.2
EBITDA/Trading revenue ratio [%]	26.5	26.3

CASH FLOW
Net cash from operating activities	424.1	468.4
Free cash flow	270.2	327.4
Purchases of property, plant and equipment	210.8	157.2

FINANCIAL POSITION
Net debt	1,070.1	274.7
Net debt to EBITDA [times]	0.74	0.24
EBIT interest cover [times]	61.3	55.4
Net debt to equity [%]	47.8	10.6
Net debt to net debt plus equity [%]	32.4	9.5

KEY MEASURES
Return on funds employed [%]	37.1	33.3
Return on equity (ROE) [%]	35.3	23.8

For a reconciliation of non-GAAP financial measures included in this document to GAAP measures, please see pages 19 to 21.

DIRECTORS’ REPORT

The directors of Rinker Group Limited (‘Rinker’) present their report on the consolidated entity consisting of Rinker Group Limited and the entities it controlled at the end of, or during, the half year ended 30 September 2006 (the ‘Rinker group’).

The directors believe that the best measure of performance for Rinker’s US and Australian subsidiaries is in their respective local currencies inasmuch as they generate virtually all revenue and incur all costs in those local currencies.  Rinker Materials Corporation US dollar denominated performance represents approximately 80% of the total Rinker group result.  Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance.

For a reconciliation of non-GAAP financial measures included in the Directors’ Report, please see pages 19 to 21.  Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘US$ million’.  Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

REVIEW OF OPERATIONS AND THEIR RESULTS

Rinker half year EPS up 16%, like-for-like EPS up 22%.

Net profit after tax (PAT) for the half-year ended 30 September 2006 was US$410 million, up 12% on the previous corresponding period.

Earnings per share (EPS) rose 16% to 45.3 US cents.  Earnings per ADR were US$2.26, also up 16%.

On a like-for-like basis, PAT rose 19% and EPS rose 22%.  This result excludes the US$20 million after tax gain in the previous corresponding half, from the sale of a Las Vegas quarry.

Trading revenue, profit, margins and return on funds employed (ROFE) rose in all major segments of the US subsidiary, Rinker Materials, despite the slowdown in US housing construction.

Other Highlights:

-Trading revenue rose 12% to US$2,865 million.

-Earnings before interest, tax, depreciation and amortisation (EBITDA) up 13% to US$760 million.  On a like-for-like basis,  EBITDA was up 19%.

-Earnings before finance and income tax expense (EBIT) was US$649 million, up 15%. Excluding the previous period’s quarry sale gain, EBIT rose 21%.

-Group EBITDA margins improved further to 26.5%, from 26.3%, while EBIT margins were 22.7%, up from 22.2%. Margins were up in all US product segments.

-Free cash flow was US$270 million, down 17%.  This was due to the accelerated payment of over US$80 million in quarterly US federal income tax (which will balance out in the second half).

-Return on equity (ROE), measured on a 12 month MAT basis, was 35.3%, up from 23.8%. Comparable ROE was 34.6%, up from 23.1%.

-Return on funds employed (ROFE), measured on a 12 month MAT basis, was 37.1%, up from 33.3%.

The group’s performance was helped by ongoing price increases across all businesses, coupled with US$43 million in operational improvement and cost savings during the half - reflecting the intensified focus on cost reduction in the wake of the US housing slowdown.  These efforts countered higher costs for power, raw materials and ocean freight.

The result was another improvement in performance for the group, despite the added challenge caused by the housing correction in Rinker’s major US markets.

An interim dividend of 16 Australian cents per ordinary share, or 80 Australian cents per ADR, up 14%, has been declared.  The dividend is 60% franked and payable on 11 December, with a record date of 24 November.  The unfranked portion of the dividend will again be paid from Rinker’s conduit foreign income - generally enabling dividends to be free of Australian withholding tax for overseas shareholders.

Capital management ratios are strong, after the US$279 million special dividend in July, the US$347 million capital return in August (40 and 50 Australian cents per ordinary share, respectively) and the buyback. Net debt was US$1,070 million, up from US$361 million at 31 March 2006. Net debt/EBITDA was 0.74 times, leverage/gearing (net debt to net debt + equity) was 32.4%, from 11.9% at 31 March 2006. EBIT interest cover was 61 times.

Rinker was running well ahead of schedule with its current on-market share buyback, of up to 5% of issued share capital over 12 months.  The buyback commenced on 23 August.  Through 25 October, when the results blackout period commenced, the group invested around US$155 million, buying back 15.1 million or 1.7% of the shares on issue as at 30 June.

Given the current circumstances, directors have temporarily paused the buyback for corporate governance reasons.

Capital expenditure during the half year was US$222 million - US$104 million in operating or stay-in-business capital and US$118 million in development and acquisition capital, including early stages of the US$220 million Florida cement plant, due for completion in 2008.  Expenditure also included work on the new five million tonnes (5.5m tons) p.a. greenfield quarry in Sydney.

Business results

Rinker Materials (US) Sales were US$2,268 million, up 15%.  EBIT rose 18% to US$576 million.  EBITDA was up 17% to US$661 million - or up 24% on a comparable basis.  All major segments reported higher revenue and profits, with strong price increases across all products.  Volumes were down, except in asphalt and concrete.

-Aggregates EBIT was up 25% to US$161 million.  Volumes declined 4% but the impact was offset by double digit price increases.

-Concrete, block & asphalt EBIT was US$228 million, up 26%.  Concrete volumes were up 3% (heritage volumes down 5%) but block volumes declined 11% (heritage down 24%). Strong price increases were recorded in all three products across all geographic regions.

-Cement EBIT was US$82 million, up 24%.  Volumes declined marginally but prices rose 13%, helping to offset higher imported cement costs, which are forecast to increase further in 2007.

-Concrete pipe EBIT was US$83 million, up 21%.  Volumes fell 3%.  Operational improvement cost savings and higher prices offset higher raw material and power input costs.

-Other segment EBIT fell 46% to US$23 million. The prior half included US$31 million EBIT from the Buffalo Road quarry sale in Las Vegas.

US put-in-place construction activity decreased 1.3% during HYES06 relative to HYES05, with residential down 7.0%, commercial (non residential) up 8.5% and non-building/infrastructure up 7.4% (Source: Dodge; actual and forecast data).

Readymix (Australia) Revenue rose 5% to A$790 million.  Despite A$11 million in cost savings during the half, higher costs and inadequate price increases meant EBIT was down 6% to A$105 million.

Concrete prices were up 2% in metropolitan markets on average.  Concrete pipe and products prices were also up.

Australian put-in-place construction activity rose 6.1% during HYES06 relative to HYES05, with residential down 6.0%, commercial up 7.3% and non-building/infrastructure up 18.4% (Source: ABS actual and BIS Shrapnel forecast data).

Overview

Rinker’s strong regional positions in Florida, Arizona and Nevada continue to underpin group performance, with ongoing price increases in those markets despite volume declines due to the housing slowdown.

Higher non-residential construction and solid infrastructure activity - although still backlogged - are partly offsetting the housing decline.

There is general agreement that a housing inventory overhang exists in Florida, but much uncertainty about how quickly that will be resolved and how long before the recovery will commence.

Most of Rinker’s products are used early in the housing construction process, so we have felt the decline in Florida for several months already.  However, given the inventory issue, we expect some further negative impact on volumes for at least the next six months.

The concrete block business will be most affected, since its end market exposure is around 80 per cent to housing. Concrete, aggregate and cement volumes will also be further impacted, depending on the severity and duration of the slowdown, and the extent of offsetting growth in the non-residential and infrastructure segments.

Whilst the excess housing inventory must be resolved, we believe it is a temporary issue only, which will be followed by a resumption of growth.  Most importantly, high population growth, strong employment, low state taxes and warm weather have made Florida, Arizona and Nevada the three leading states in the US for construction activity over several decades and there is no indication of that changing.

Some commentators blame affordability issues but house prices have risen dramatically across the US and there is still a large price gap between Rinker’s key markets and feeder states like New York and California. The impact of the first baby boomers reaching retirement (age 65) in 2011 has also yet to be felt.

Strategy and response to the housing slowdown

Our response to the housing slowdown was rapid, with detailed plans to handle a slowdown implemented quickly, particularly in the businesses most affected.

A key point is that Rinker aimed to maintain its market share, not volumes. The group is managing to those lower activity levels, by cutting costs.

Each year, Rinker’s operational improvement plans aim to save the equivalent of inflation. This year, they are being supplemented by additional cost reductions.  In total, we expect to deliver annualised savings of around US$100 million - about double our normal rate. We are already on track to deliver this.

Employment has been reduced by over 900 since March 2006 through attrition and volume related reduction of positions. Other measures include slowing the rate of operational capital expenditures, reducing overtime and operating hours, cutting out shifts, mothballing or closing excess plants, reducing the number of trucks in service and managing inventories and receivables.

We also expect the slowdown to improve the acquisition landscape.

We are already seeing increased movement in this area and we expect to finalise some smaller acquisitions shortly. Larger acquisitions are subject to more variables and could come at any time.

Rinker’s strong cash flows and financial position enable us to easily accommodate value-adding acquisitions as they arise.

Meanwhile, we are well underway with a major greenfields quarry expansion for Sydney and some additional aggregates prospects for Florida.  The new Florida cement mill is also under construction. These growth projects will enhance earnings and enable us to expand as growth resumes in our key markets.

Outlook for the second half

Construction activity across the US and Australia is expected to continue at solid levels, with declining residential activity largely offset by stronger non-residential and infrastructure construction.

In Australia, BIS Shrapnel forecasts an increase in total construction activity in the year to March 2007, with engineering or infrastructure up 12.5%, non-residential/commercial up 7.4% and residential down 4.8%.

In the US, for the 2007 calendar year, Dodge is expecting a 0.3% decline in total activity, with housing down 5.4%, non residential up 7.2% and infrastructure up 4.6%.

Across the group, costs continue to rise. In the September 2006 half year, the cost of energy, fuel, cement and ocean freight all rose strongly from a year earlier.  Further increases in the second half should be partly offset by lower oil prices.

Meanwhile, price rises are expected to continue, with most markets posting semi-annual increases. In Arizona, increases of 10% for aggregate and asphalt are being phased in. In Florida, increases are expected in January.  A 12% lift in the cement price has been announced, together with increases of around 8-10% in aggregates. In Australia, Readymix is planning significant increases for April.

Given the impact of the housing correction to date, and the considerable uncertainty that exists in relation to US housing, we expect to deliver an increase in EPS which is around the bottom end of our guidance range of 84 to 90 US cents per ordinary share. This assumes a further modest deterioration in housing in Florida.

DIRECTORS OF RINKER GROUP LIMITED

Directors of Rinker Group Limited at any time during the half year ended 30 September 2006, or since that date, are shown below.

Each was a director from 1 April 2006 up to and including the date of this report, unless otherwise noted.

John Arthur	John Ingram	Jack Thompson - appointed 29 May 2006
David Clarke	John Morschel
Marshall Criser	Walter Revell

Signed in accordance with a resolution of the directors.

John Morschel	David Clarke
Chairman	Chief Executive and Managing Director

Sydney, 9 November 2006

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current expectations and beliefs.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the proposed offer by Cemex.  You are cautioned not to place undue reliance on any forward-looking information.  Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

Deloitte Touche Tohmatsu A.B.N. 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Board of Directors

Rinker Group Limited

Level 8, Tower B

799 Pacific Highway

Chatswood NSW 2067

9 November 2006

Dear Board Members

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Rinker Group Limited.

As lead audit partner for the review of the financial statements of Rinker Group Limited for the half year ended 30 September 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)             The auditor independence requirements of the Corporations Act 2001 in relation to the review, other than a contravention covered by ASIC Class Order [05/910]; and

(ii)          any applicable code of professional conduct in relation to the review.

The independence of Deloitte in respect to the review of the financial statements of Rinker Group Limited for the half year ended 30 September 2006 has not been impaired by the matter referred to in (i) above.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

G Couttas

Partner

Chartered Accountants

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT

		US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	NOTE	2006	2005

Trading revenue		2,865.0	2,550.2
Cost of sales		(1,472.2)	(1,344.5)
Warehouse and distribution costs		(567.8)	(500.0)
Selling, general and administrative costs		(193.0)	(186.6)
Share of profits from investments accounted for using the equity method	9	14.0	13.4
Other income		8.2	36.0
Other expenses		(4.7)	(1.6)
Profit before finance and income tax expense		649.5	566.9
Interest income	3	8.9	12.1
Finance costs	3	(24.4)	(22.9)
Profit before income tax expense		634.0	556.1
Income tax expense	4	(220.8)	(189.1)
Net profit		413.2	367.0
Net profit attributable to minority interests		2.8	1.5
Net profit attributable to members of Rinker Group Limited		410.4	365.5

		(cents per share)

Earnings per share based on net profit attributable to members of Rinker Group Limited
Basic		45.4	39.3
Diluted		45.3	39.2

Weighted average number of shares outstanding
Basic		903.2	930.0
Diluted		906.5	933.6

Exchange rate (A$=US$)		0.7555	0.7611

Notes to the financial statements are set out on pages 11 to 16.

CONSOLIDATED BALANCE SHEET

		US$ MILLION	US$ MILLION
		30 SEPT	31 MARCH
AS AT	NOTE	2006	2006

CURRENT ASSETS
Cash and cash equivalents		198.4	289.1
Receivables		755.4	672.3
Inventories		359.9	330.9
Other current assets		26.6	20.7
Current assets		1,340.3	1,313.0

NON-CURRENT ASSETS
Receivables		15.2	45.2
Inventories		8.3	8.6
Investments accounted for using the equity method		142.0	132.9
Other financial assets		34.0	32.6
Property, plant and equipment		2,081.6	1,963.4
Intangibles, including goodwill		902.5	901.7
Other non-current assets		60.0	59.8
Non-current assets		3,243.6	3,144.2
Total assets		4,583.9	4,457.2

CURRENT LIABILITIES
Payables		496.3	542.2
Borrowings	6	9.5	5.4
Income tax liabilities		69.5	62.4
Provisions		85.1	76.2
Current liabilities		660.4	686.2

NON-CURRENT LIABILITIES
Payables		93.9	94.1
Borrowings	6	1,259.0	645.2
Net deferred income tax liabilities		198.1	205.8
Provisions		136.0	138.6
Non-current liabilities		1,687.0	1,083.7
Total liabilities		2,347.4	1,769.9
Net assets	8	2,236.5	2,687.3

EQUITY
Contributed equity	7	693.7	1,138.7
Shares held in trust		(73.2)	(44.2)
Reserves		237.0	182.4
Retained profits		1,368.2	1,401.3
Equity attributable to members of Rinker Group Limited		2,225.7	2,678.2
Minority interests		10.8	9.1
Total Equity		2,236.5	2,687.3

Exchange rate (A$=US$)		0.7484	0.7155

Notes to the financial statements are set out on pages 11 to 16.

CONSOLIDATED CASH FLOW STATEMENT

		US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	NOTE	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,987.6	2,602.2
Payments to suppliers and employees		(2,363.6)	(2,046.8)
Dividends and distributions received		11.4	13.8
Interest received		9.4	12.9
Income taxes paid		(220.7)	(113.7)
Net cash from operating activities		424.1	468.4

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets		(210.8)	(157.2)
Proceeds from sale of property, plant and equipment and other non-current assets		12.3	39.7
Purchase of subsidiaries and businesses net of cash acquired		(10.9)	(12.7)
Proceeds from sale of interests in subsidiaries and businesses		—	2.8
Loans and receivables advanced		(5.1)	(9.0)
Loans and receivables repaid		2.3	12.3
Net cash (used in) investing activities		(212.2)	(124.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	6	2,077.7	555.5
Repayments of borrowings		(1,460.2)	(807.8)
Dividends paid	5	(446.1)	(99.5)
Capital return	7	(347.3)	—
Minority interest distributions, net of cash contributions		(1.1)	(1.6)
Payments for Rinker Group Limited share buyback	7	(97.7)	(183.7)
Interest and other finance costs paid		(19.9)	(25.6)
Payments for shares held in trust		(29.9)	(22.9)
Net cash (used in) financing activities		(324.5)	(585.6)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS HELD		(112.6)	(241.3)
Cash and cash equivalents at beginning of the financial period		289.1	588.2
Effect of exchange rate changes		21.9	(6.1)
Cash and cash equivalents at 30 September		198.4	340.8

Exchange rate (A$=US$)		0.7555	0.7611

Non-cash financing and investing activities

There were no material non-cash transactions during the half years shown other than those disclosed elsewhere in the financial statements.

Notes to the financial statements are set out on pages 11 to 16.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2006	2005

Translation of foreign operations:
Exchange differences taken to equity	46.8	(16.8)
Cash flow hedges:
Gain (loss) taken to equity	(1.6)	0.4
Actuarial gain (loss) on defined benefit plans	—	1.3
Income tax on items taken directly to or transferred from equity	2.8	2.2
Net income (expense) recognised directly in equity	48.0	(12.9)

Net profit for the period	413.2	367.0
Total recognised income and expense for the period	461.2	354.1

Attributable to:
Members of Rinker Group Limited	458.4	352.6
Minority interests	2.8	1.5
	461.2	354.1

Exchange rate (A$=US$)	0.7555	0.7611

Notes to the financial statements are set out on pages 11 to 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1   BASIS OF PREPARATION OF HALF YEAR REPORT

The Half Year consolidated financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.  Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 “Interim Financial Reporting”.  The Half Year financial report has been prepared on a historical cost basis, except for derivative financial instruments and available for sale investments that have been measured at fair value.

The Half Year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 31 March 2006.

The Half Year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.  The Half Year financial report should be read in conjunction with the annual Financial Report of Rinker Group Limited as at 31 March 2006.

Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘US$ million’.  Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

2   SEGMENT INFORMATION

PRODUCTS AND SERVICES OF SEGMENTS
Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials
   Aggregates
   Cement
   Concrete, block and asphalt
   Concrete pipe and products
   Other: gypsum supply, Rinker Materials corporate costs

Readymix
Aggregates, concrete, asphalt (a), cement, concrete pipe and other reinforced concrete products

(a)           The Readymix asphalt business was disposed of during the year ended 31 March 2006.

							NET PROFIT ATTRIBUTABLE
	PROFIT						TO MEMBERS OF
US$ MILLION	BEFORE INCOME TAX EXPENSE		INCOME TAX (EXPENSE) BENEFIT		MINORITY INTERESTS		RINKER GROUP LIMITED
HALF YEAR ENDED 30 SEPTEMBER	2006	2005	2006	2005	2006	2005	2006	2005
BUSINESS SEGMENTS
Rinker Materials
Aggregates	161.0	129.0	(53.8)	(40.6)	0.2	—	107.4	88.4
Cement	81.6	66.0	(29.9)	(23.9)	—	—	51.7	42.1
Concrete, block, asphalt	227.6	180.2	(85.5)	(67.8)	(0.4)	(0.1)	141.7	112.3
Concrete pipe and products	82.6	68.3	(30.3)	(24.7)	—	—	52.3	43.6
Other	23.5	43.5	(8.8)	(15.3)	(2.6)	(1.4)	12.1	26.8
Total Rinker Materials	576.3	487.0	(208.3)	(172.3)	(2.8)	(1.5)	365.2	313.2
Readymix (US$)	79.7	85.5	(21.2)	(23.4)	—	—	58.5	62.1
Readymix (A$)	105.5	112.3	(28.0)	(30.8)	—	—	77.5	81.5
Segment totals	656.0	572.5	(229.5)	(195.7)	(2.8)	(1.5)	423.7	375.3
Corporate	(6.5)	(5.6)	1.8	1.3	—	—	(4.7)	(4.3)
Group totals before finance	649.5	566.9	(227.7)	(194.4)	(2.8)	(1.5)	419.0	371.0
Net finance (note 3)	(15.5)	(10.8)	6.9	5.3	—	—	(8.6)	(5.5)
Consolidated Rinker group	634.0	556.1	(220.8)	(189.1)	(2.8)	(1.5)	410.4	365.5

	EXTERNAL		INTERNAL		TOTAL
US$ MILLION	TRADING REVENUE		TRADING REVENUE (b)		TRADING REVENUE
HALF YEAR ENDED 30 SEPTEMBER	2006	2005	2006	2005	2006	2005
BUSINESS SEGMENTS
Rinker Materials
Aggregates	368.2	328.1	245.8	199.7	614.0	527.8
Cement	136.5	113.6	136.0	118.8	272.5	232.4
Concrete, block, asphalt	1,254.5	1,061.1	—	—	1,254.5	1,061.1
Concrete pipe and products	307.1	292.8	—	—	307.1	292.8
Other	201.3	179.3	—	—	201.3	179.3
Intercompany eliminations	—	—	(381.8)	(318.5)	(381.8)	(318.5)
Total Rinker Materials	2,267.6	1,974.9	—	—	2,267.6	1,974.9
Readymix (US$)	597.4	575.3	—	—	597.4	575.3
Readymix (A$)	790.4	756.0	—	—	790.4	756.0
Consolidated Rinker group	2,865.0	2,550.2	—	—	2,865.0	2,550.2

(b)           Inter-segmentsales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.

US$ MILLION	SHARE OF ASSOCIATE ENTITIES’ NET PROFIT		DEPRECIATION, DEPLETION AND AMORTISATION (c)		CAPITAL EXPENDITURE (d)
HALF YEAR ENDED 30 SEPTEMBER	2006	2005	2006	2005	2006	2005
BUSINESS SEGMENTS
Rinker Materials
Aggregates	2.3	1.9	31.5	30.2	61.7	43.3
Cement	—	—	7.2	7.2	37.3	3.6
Concrete, block, asphalt	—	—	30.8	25.0	80.4	79.0
Concrete pipe and products	—	—	12.4	12.3	12.3	5.0
Other	—	—	3.1	2.7	6.1	4.3
Total Rinker Materials	2.3	1.9	85.0	77.4	197.8	135.2
Readymix (US$)	11.7	11.5	25.1	25.9	24.7	27.9
Readymix (A$)	15.5	15.2	33.2	33.9	32.7	36.6
Consolidated Rinker group	14.0	13.4	110.1	103.3	222.5	163.1

(c)           Other than depreciation, depletion and amortisation, other non-cash expenses are immaterial and include share-based payments expense (2006: US$7.7 million, 2005: US$3.7 million).

(d)           Shown on an accruals basis

	INVESTMENTS ACCOUNTED
	FOR USING THE
	EQUITY METHOD		GOODWILL
US$ MILLION	30 SEPT	31 MARCH	30 SEPT	31 MARCH
AS AT	2006	2006	2006	2006
BUSINESS SEGMENTS
Rinker Materials
Aggregates	9.2	7.5	350.1	349.7
Cement	—	—	111.7	111.7
Concrete, block, asphalt	—	—	348.3	348.6
Concrete pipe and products	—	—	57.1	57.1
Other	—	—	13.6	13.6
Total Rinker Materials	9.2	7.5	880.8	880.7
Readymix (US$)	132.8	125.4	13.4	12.6
Readymix (A$)	177.5	175.3	18.0	17.5
Consolidated Rinker group	142.0	132.9	894.2	893.3

					ALLOCATED		SEGMENT
					TAX ASSETS		FUNDS
	ASSETS		LIABILITIES		AND LIABILITIES		EMPLOYED
US$ MILLION	30 SEPT	31 MARCH	30 SEPT	31 MARCH	30 SEPT	31 MARCH	30 SEPT	31 MARCH
AS AT	2006	2006	2006	2006	2006	2006	2006	2006

Segment funds employed are calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:

BUSINESS SEGMENTS
Rinker Materials
Aggregates	1,122.5	1,069.3	(148.0)	(154.2)	(87.3)	(78.0)	887.2	837.1
Cement	457.1	433.6	(36.3)	(38.1)	(47.2)	(48.0)	373.6	347.5
Concrete, block, asphalt	1,306.2	1,244.1	(265.7)	(279.6)	(78.3)	(79.1)	962.2	885.4
Concrete pipe and products	449.8	440.0	(79.6)	(88.9)	(39.9)	(38.6)	330.3	312.5
Other	156.1	148.0	(105.3)	(123.5)	13.4	11.1	64.2	35.6
Intercompany eliminations	(49.9)	(41.9)	49.9	41.9	—	—	—	—
Total Rinker Materials	3,441.8	3,293.1	(585.0)	(642.4)	(239.3)	(232.6)	2,617.5	2,418.1
Readymix (US$)	936.0	864.6	(211.3)	(194.4)	(20.7)	(35.7)	704.0	634.5
Readymix (A$)	1,250.7	1,208.4	(282.3)	(271.7)	(27.7)	(49.9)	940.7	886.8
Segment totals	4,377.8	4,157.7	(796.3)	(836.8)	(260.0)	(268.3)	3,321.5	3,052.6
Corporate	1.6	1.9	(4.1)	(6.2)
Group totals	4,379.4	4,159.6	(800.4)	(843.0)
Cash	198.4	289.1	—	—
Net tax liabilities	—	—	(267.6)	(268.2)
Interest and other finance receivable (payable)	6.1	8.5	(10.9)	(8.1)
Borrowings	—	—	(1,268.5)	(650.6)
Consolidated Rinker group	4,583.9	4,457.2	(2,347.4)	(1,769.9)

3  NET FINANCE EXPENSE AND INTEREST INCOME

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2006	2005

Interest paid or payable on debt	22.4	20.3
Less capitalised interest	0.5	—
Total interest expense	21.9	20.3
Add
other borrowing costs	2.4	2.8
foreign exchange (gain) loss	0.1	(0.2)
Finance costs	24.4	22.9
Less interest income	8.9	12.1
Net finance expense	15.5	10.8

4   INCOME TAX EXPENSE

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2006	2005

Reconciliation of income tax expense at the statutory rate to actual income tax expense
Profit before income tax expense	634.0	556.1
Income tax expense calculated at 30%	190.2	166.8
Increase (decrease) in income tax expense due to
Overseas tax rate differential	39.8	32.6
US Federal domestic production credits	(4.2)	(3.8)
Non-tax deductible other expenditure	1.2	1.2
Income tax (over) provided in previous years	(0.2)	(2.1)
Tax depletion of quarry reserves	(3.0)	(3.2)
Equity accounted associates’ profit/rebates on dividends received	(1.4)	(1.8)
Other items	(1.6)	(0.6)
Total income tax expense	220.8	189.1

Tax consolidation

Rinker and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 12 April 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Rinker Group Limited.  Tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences for the entities within the tax-consolidated group are calculated using the ‘stand alone taxpayer’ basis.  Current tax liabilities and tax assets of the entities within the tax-consolidated group are recognised by the head entity in the tax-consolidated group (Rinker Group Limited).

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax sharing agreement with the head entity. Under the terms of the tax funding arrangement, each of the entities in the tax-consolidated group has agreed to pay to or receive from the head entity its current year tax liability or tax asset.  Such amounts are recorded in the balance sheet of the head entity in amounts receivable from or payable to other entities in the tax-consolidated group.

The tax sharing agreement provides for the allocation of income tax liabilities between the members of the tax-consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

5  DIVIDENDS

		DATE	AMOUNT PER SHARE	TOTAL AMOUNT
	DATE DECLARED	PAID / PAYABLE	(AUSTRALIAN CENTS)	(A$ MILLION)
RECOGNISED YEAR ENDED 31 MARCH 2006
Final dividend year ended 31 March 2005 (a)	12 May 2005	1 July 2005	14	131.1
Interim dividend year ended 31 March 2006 (a)	9 November 2005	12 December 2005	14	128.3
TOTAL RECOGNISED			28	259.4
RECOGNISED IN HALF YEAR ENDED 30 SEPTEMBER 2006
Final dividend year ended 31 March 2006 (a)	11 May 2006	4 July 2006	24	218.4
Special dividend year ended 31 March 2006 (b)	9 June 2006	4 July 2006	40	364.0
UNRECOGNISED
Interim dividend year ended 31 March 2007 (a)	9 November 2006	11 December 2006	16	143.2

The final and special dividends in respect of ordinary shares for the year ended 31 March 2006 were declared on 11 May 2006.  Accordingly, these items were recognised during the half year ended 30 September 2006.

On 9 November 2006, the Rinker Group Limited directors declared an interim dividend of 16 Australian cents per share.  This interim dividend in respect of ordinary shares for the half year ended 30 September 2006 has not been recognised in this half year report because the interim dividend was declared subsequent to 30 September 2006.  This amount will be payable based on shares on issue at 24 November 2006 and is estimated to be A$143.2 million.  This estimate is based on shares on issue as at 9 November 2006 and is subject to change if the company purchases additional shares under the buyback program before the ex-dividend date.

Holders of Rinker American Depositary Receipts (ADRs) in the United States, which each represent five Rinker ordinary shares, will receive a dividend equivalent to 80 Australian cents per ADR, or five times the interim dividend per ordinary share noted above.

(a)  60 per cent franked at the Australian corporate tax rate of 30 per cent.  The unfranked portion of this dividend will be paid from Rinker’s conduit foreign income amount.

(b)  The special dividend was unfranked.  The entire dividend was paid from Rinker group’s conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders.

6  BORROWINGS

During April 2006, Rinker expanded its commercial paper facility to US$1,000.0 million from US$400.0 million. The total committed standby bank credit facilities, which back the commercial paper program, remain unchanged at US$1,177.5 million and, therefore, the combined total that can be drawn under the commercial paper and bank facilities remains unchanged.  During the half year ended 30 September 2006, US$1,855.2 million was drawn and US$984.4 million was repaid under the commercial paper facility.  In addition, US$210.0 million was drawn and US$460.0 million was repaid under the bank credit facilities.  Drawings were used to fund the special dividend disbursed in July 2006, the capital return to shareholders paid in August 2006, and normal operating requirements.  As at 30 September 2006, US$870.8 million was outstanding under the commercial paper facility and US$35.0 million was outstanding under the bank credit facilities.

7  CONTRIBUTED EQUITY

PARTICULARS OF SHARES ISSUED DURING THE HALF YEAR BY RINKER GROUP LIMITED

			CONTRIBUTED
	ORDINARY SHARES		EQUITY
	FULLY PAID (a)		US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2006	2005	2006	2005
On issue 31 March 2006 & 2005	910,116,219	941,232,368	1,138.7	1,475.9
Share buyback (b)	(9,790,000)	(17,819,268)	(97.7)	(183.7)
Capital return (c)	—	—	(347.3)	—
Total movements during the period	(9,790,000)	(17,819,268)	(445.0)	(183.7)
On issue 30 September 2006 & 2005	900,326,219	923,413,100	693.7	1,292.2

(a)                                  Fully paid ordinary shares are listed on the Australian stock exchange, and carry one vote per share and the right to dividends.

(b)                                 On 12 May 2005, Rinker announced that a 12 month on-market share buyback of up to 10 per cent of its ordinary shares would commence. 17,819,268 shares were repurchased under the on-market buyback during the half year to 30 September 2005, of which 12,906,942 related to the buyback announced 12 May 2005 and the remainder related to a previous buyback program ended 26 May 2005.  Shares repurchased were cancelled immediately on receipt.

On 17 July 2006, Rinker announced that a 12 month on-market buyback of up to five per cent of its ordinary shares would commence on 18 August 2006.  9,790,000 shares were repurchased under the on-market buyback during the half year to 30 September 2006.  Shares repurchased were cancelled immediately upon receipt.

(c)                                  On 18 July 2006, the shareholders approved a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR).  During the year ended 31 March 2006, the return received a favourable class ruling from the Australian Tax Office confirming that it was a 100% capital return. The capital return was paid on 17 August 2006 to shareholders of record as of 25 July 2006.

8  NET TANGIBLE ASSETS PER SHARE

Net tangible assets per share represents net assets less intangible assets and outside equity interests divided by number of shares outstanding:

	US$ MILLION	US$ MILLION
	30 SEPT	31 MARCH
AS AT	2006	2006
Net assets	2,236.5	2,687.3
Less intangible assets	(902.5)	(901.7)
Less minority interests	(10.8)	(9.1)
Net tangible assets	1,323.2	1,776.5
Number of shares outstanding (million)	900.3	910.1
Net tangible assets (dollars per share)	1.47	1.95

9  EQUITY ACCOUNTING INFORMATION

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2006	2005
Aggregate share of profits (losses) from equity accounted associates and partnerships (together ‘associate entities’)
Profit before income tax expense	15.0	15.0
Income tax (expense) benefit	(1.0)	(1.6)
Aggregate share of profits after tax from equity accounted associate entities	14.0	13.4

		OWNERSHIP
		INTEREST		CONTRIBUTION TO NET PROFIT
		%	%	US$ MILLION	US$ MILLION
		2006	2005	2006	2005
Name of entity	Principal activity
Cement Australia Holdings Pty Limited (a)	cement manufacture	25%	25%	3.6	5.1
Metromix Pty Limited	pre-mixed concrete	50%	50%	0.5	0.9
Penrith Lakes Development Corporation Ltd (b)	aggregates	40%	40%	0.6	—
Granite Canyon Joint Venture (a)	aggregates	49%	49%	2.1	1.8
Associates (c)				6.8	7.8
Cement Australia Partnership (a)	cement distribution	25%	25%	7.2	4.6
Emoleum Partnership (a) (d)	road resurfacing	—	50%	—	1.4
Other immaterial partnerships				—	(0.4)
Partnerships (c)				7.2	5.6
Total associate entities				14.0	13.4

(a)       The year end is 31 December.

(b)       The year end is 30 June.

(c)       Not quoted on stock exchange.

(d)       The group’s partnership interest in Emoleum was disposed of during the year ended 31 March 2006.

10   COMMITMENTS AND CONTINGENT LIABILITIES

	US$ MILLION	US$ MILLION
	30 SEPT	31 MARCH
AS AT	2006	2006
Contingent liabilities, capable of estimation, arise in respect of the following categories:
Performance bonds provided to third parties	85.7	87.7
Bank guarantees provided by Rinker group(a)	95.9	91.0
Total contingent liabilities	181.6	178.7

(a)                                  Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year.  The total bank guarantee facility available is US$155.1 million.  No specific Rinker group assets are pledged as security for the bank guarantees.  The guarantees would be called if Rinker group failed to meet contractual obligations relating to commercial contracts, quarry rehabilitation and insurance policy deductibles.  No liabilities have been recognised in respect of these guarantees as the fair value of the guarantees is immaterial.  No payments have been made by the banks under these guarantees in the half year ended 30 September 2006 or the financial year ended 31 March 2006.

Rinker Australia Pty Ltd acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers’ compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington.  Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

The Company has commitments under contracts related to the Brooksville Cement Plant Expansion expected to total US$220 million.  This project, to build a second cement mill at the existing Brooksville site in central Florida, is targeted for completion in 2008.

11  DETAILS OF ENTITIES OVER WHICH CONTROL HAS BEEN GAINED OR LOST

During the half year ended 30 September 2006, there were no material acquisitions or disposals of controlled entities.

12  SUBSEQUENT EVENTS

On 27 October 2006 CEMEX Australia Pty Ltd, an indirect wholly-owned subsidiary of CEMEX S.A.B. de C.V., announced its intention to make a cash takeover offer for Rinker Group Limited at US$13.00 per share.  The Rinker board has advised shareholders of its preliminary view that the offer materially undervalues the company, is opportunistic and highly conditional.

On 9 November 2006, the directors declared an interim dividend of 16 Australian cents per share, 60 per cent franked.  The total amount of the dividend is estimated to be A$143.2 million and has not been provided for in the financial statements for the half year ended 30 September 2006.

Between 1 October 2006 and 9 November 2006, a total of 5,266,261 shares were purchased at a cost of US$57.7 million under the 12 month on-market share buyback program that commenced in July 2006.  The shares repurchased were cancelled immediately upon receipt.  The effect of these transactions has not been recognised in the financial statements because they occurred after 30 September 2006.

RINKER GROUP LIMITED
ABN: 53 003 433 118
DIRECTORS’ DECLARATION

Declaration by directors on the financial statements and notes thereto set out on pages 7 to 16.

The directors declare that:

(a) in our opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b) in our opinion the financial statements and notes thereto are in accordance with the Corporations Act 2001 (the ‘Act’) including:

(i) section 304 of the Act (compliance with accounting standards); and

(ii) section 305 of the Act (true and fair view).

Signed in accordance with a resolution of the directors made pursuant to section 303(5) of the Act.

John Morschel
Chairman

David Clarke
Chief Executive and Managing Director

Sydney 9 November 2006

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, selected explanatory notes and the directors’ declaration for the consolidated entity for the half year ended 30 September 2006 as set out on pages 7 to 17.  The consolidated entity comprises both Rinker Group Limited (the company) and the entities it controlled at the end of the half year or from time to time during the half year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001.  This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001 and Accounting Standard AASB 134 “Interim Financial Reporting”, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations, its changes in equity and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.  A review is limited primarily to inquiries of the entity’s personnel and analytical procedures applied to the financial data.  These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Rinker Group Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the consolidated entity’s financial position as at 30 September 2006 and of its performance for the half year ended on that date; and

(b) complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001.

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants
Sydney, 9 November 2006

ADDITIONAL INFORMATION

RECONCILIATION OF MANAGEMENT MEASURES

The following management measures, used elsewhere in this document, are not defined under Australian Equivalents to International Financial Reporting Standards (A-IFRS).  Although we believe they enhance the understanding of our performance, they should not be used as an alternative to A-IFRS measures.  Reconciliations of these measures to the nearest A-IFRS measures are presented below.  Measures are based on unrounded numbers.

1  RECONCILIATION OF RETURN ON EQUITY (ROE)

Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of  Rinker Group Limited.

	US$ MILLION	US$ MILLION
AS AT AND YEAR ENDED 30 SEPTEMBER	2006	2005
Net profit attributable to members of Rinker Group Limited	785.1	618.3
Equity attributable to members of Rinker Group Limited	2,225.7	2,595.3
ROE	35.3%	23.8%
Comparable ROE, adjusting for the following:
After tax gain on Las Vegas quarry sale in April 2005	—	(19.9)
After tax gain on sale of Emoleum in February 2006	(15.7)	—
Net profit attributable to members of Rinker Group Limited, excluding the above gains	769.4	598.4
Comparable ROE, excluding the above gains	34.6%	23.1%

2  RECONCILIATION OF RETURN ON FUNDS EMPLOYED (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		FUNDS			FUNDS
US$ MILLION	EBIT	EMPLOYED	ROFE	EBIT	EMPLOYED	ROFE
YEAR ENDED 30 SEPTEMBER	2006	2006	2006	2005	2005	2005
Aggregates	294.6	887.2	33.2%	224.5	785.0	28.6%
Cement	158.1	373.6	42.3%	130.9	328.9	39.8%
Concrete, block, asphalt	421.6	962.2	43.8%	303.8	703.4	43.2%
Concrete pipe and products	147.6	330.3	44.7%	105.7	313.2	33.7%
Other	46.4	64.2	n.a	53.5	41.1	n.a.
Total Rinker Materials	1,068.3	2,617.5	40.8%	818.4	2,171.6	37.7%
Readymix (US$)	173.3	704.0	24.6%	152.6	708.9	21.5%
Readymix (A$)	229.9	940.7	24.4%	199.1	933.6	21.3%
Corporate	(13.4)	(10.1)	n.a	(12.0)	(2.7)	n.a.
Consolidated Rinker group	1,228.2	3,311.4	37.1%	959.0	2,877.8	33.3%
Comparable ROFE, adjusting for the following:
Gain on Las Vegas quarry sale in April 2005	—	—		(30.5)	—
Gain on sale of Emoleum in February 2006	(21.7)	—		—	—
Consolidated Rinker group, excluding the above gains	1,206.5	3,311.4	36.4%	928.5	2,877.8	32.3%

3  RECONCILIATION OF NET DEBT

Net Debt represents current and non-current borrowings less cash and cash equivalents.

US$ MILLION	30 SEPT	31 MARCH	30 SEPT
AS AT	2006	2006	2005
Current borrowings	9.5	5.4	5.5
Non-current borrowings	1,259.0	645.2	610.0
Less: cash and cash equivalents	(198.4)	(289.1)	(340.8)
Net debt	1,070.1	361.5	274.7

4  RECONCILIATION OF NET DEBT TO EBITDA

Net Debt to EBITDA represents Net Debt divided by EBITDA.

	US$ MILLION	US$ MILLION
AS AT AND YEAR ENDED 30 SEPTEMBER	2006	2005
Net Debt	1,070.1	274.7
EBITDA (for last 12 months)	1,444.0	1,161.8
Net Debt to EBITDA [times]	0.74	0.24

5  RECONCILIATION OF EBIT INTEREST COVER

EBIT interest cover represents 12 months’ EBIT divided by net interest expense.
Net interest expense represents 12 months’ interest expense less 12 months’ interest income.

	US$ MILLION	US$ MILLION
YEAR ENDED 30 SEPTEMBER	2006	2005
Interest expense (a)	38.5	43.3
Interest income	(18.5)	(26.0)
Net interest expense	20.0	17.3
EBIT	1,228.2	959.0
EBIT Interest Cover (times)	61.3	55.4

(a)                                  Interest expense is shown before interest capitalised related to financing major projects constructed for internal use.

6  RECONCILIATION OF GEARING/LEVERAGE

Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

US$ MILLION	30 SEPT	31 MARCH	30 SEPT
AS AT	2006	2006	2005
Net Debt	1,070.1	361.5	274.7
Equity	2,236.5	2,687.3	2,602.5
Gearing/leverage (Net Debt/Equity)	47.8%	13.5%	10.6%
Gearing/leverage (Net Debt/Net Debt plus Equity)	32.4%	11.9%	9.5%

7  RECONCILIATION OF FREE CASH FLOW

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2006	2005
Profit before finance and income tax expense	649.5	566.9
Depreciation and amortisation	110.1	103.3
Net income tax paid	(220.7)	(113.7)
Change in working capital	(95.0)	(74.1)
(Profit) on asset sales	(2.2)	(34.2)
Interest received	9.4	12.9
Other	(27.0)	7.3
Net Cash from operating activities	424.1	468.4
Operating capital expenditure	(104.1)	(92.5)
Interest paid	(19.9)	(25.6)
Payments for shares held in trust	(29.9)	(22.9)
Free Cash Flow	270.2	327.4

Operating capital expenditure	(104.1)	(92.5)
Development capital expenditure	(106.7)	(64.7)
Total purchase of property plant and equipment	(210.8)	(157.2)
Purchase of businesses	(10.9)	(12.7)
Total capital expenditure	(221.7)	(169.9)

8  RECONCILIATION OF EBITDA

EBIT represents profit before finance and tax.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2006	2005
Segment EBIT
Aggregates	161.0	129.0
Cement	81.6	66.0
Concrete, block, asphalt	227.6	180.2
Concrete pipe and products	82.6	68.3
Other	23.5	43.5
Rinker Materials	576.3	487.0
Readymix (US$)	79.7	85.5
Readymix (A$)	105.5	112.3
Corporate	(6.5)	(5.6)
Consolidated Rinker group	649.5	566.9

Segment DA
Aggregates	31.5	30.2
Cement	7.2	7.2
Concrete, block, asphalt	30.8	25.0
Concrete pipe and products	12.4	12.3
Other	3.1	2.7
Rinker Materials	85.0	77.4
Readymix (US$)	25.1	25.9
Readymix (A$)	33.2	33.9
Consolidated Rinker group	110.1	103.3

Segment EBITDA
Aggregates	192.5	159.2
Cement	88.8	73.2
Concrete, block, asphalt	258.4	205.2
Concrete pipe and products	95.0	80.6
Other	26.6	46.2
Rinker Materials	661.3	564.4
Readymix ($US)	104.8	111.4
Readymix (A$)	138.7	146.2
Corporate	(6.5)	(5.6)
Consolidated Rinker group	759.6	670.2

ADDITIONAL INFORMATION

Dividend

An interim ordinary dividend was declared on 9 November 2006 and is payable on 11 December 2006.  Rinker ordinary shares and ADR’s begin trading ex-dividend on 20 November 2006.  Registrable transfers received by Rinker Group Limited’s external share registrar, Computershare Investor Services Pty Limited, by 24 November 2006 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

Share register	Computershare Investor Services Pty Limited
Level 3,
60 Carrington Street,
Sydney, NSW 2000 Australia.
GPO Box 7045
Sydney, NSW 2000 Australia.

Amount per share

Current half year:	16 Australian cents (60% franked at 30% tax rate)

Rinker Group Limited financial dates

9 November	Half year results and interim dividend announced
20 November	Shares begin trading ex-dividend
24 November	Record date for interim dividend
11 December	Interim dividend paid

2007 (Indicative dates)
31 March	Year end
10 May	Full year results and final dividend announced
4 June	Shares begin trading ex-dividend
8 June	Record date for final dividend
15 June	Annual report released and Notice of Meeting and Proxy Form mailed
3 July	Final dividend paid
15 July	Proxy returns close (10:00 am Sydney)
17 July	Annual General meeting
30 September	Half year end